SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  24 November 2010

Qualified Holding

Portugal Telecom, SGPS S.A. (“PT”) informs that it was notified by Barclays Plc of a change in the composition of such entity’s qualified shareholding in PT, as described below. Nonetheless, such qualified holding remained within the same percentage threshold range of reportable interests as was previously disclosed.

As informed by Barclays Plc, the change in the composition of the qualified holding resulted from Barclays Capital Securities Ltd exercising, on 18 November 2010, a financial instrument by way of forward contract which represented 7,200,000 shares, amounting to 0.80% of the share capital and voting rights of PT.

It was further communicated that Barclays Capital Securities Ltd holds a forward contract with an expiration date of 16 December 2010, in respect of 3,879,192 PT ordinary shares, representing 0.43% of the share capital and voting rights and that the total holding attributable to Barclays Plc is of 26,373,929 ordinary shares representing 2.94% of PT’s share capital and corresponding voting rights.

Finally, PT was informed that such holding is attributed to Barclays Plc through the following entities:

•                                         Barclays Bank Plc: 19,764 ordinary shares representing 0.002% of the share capital and voting rights in PT;

•                                         Palomino Ltd: 60,215 ordinary shares representing 0.01% of the share capital and voting rights in PT;

•                                         Barclays Capital Inc: 1,445,552 ordinary shares representing 0.16% of the share capital and voting rights in PT;

•                                         Barclays Capital Securities Ltd: 24,582,888 ordinary shares (corresponding to 20,703,696 ordinary shares held and 3,879,192 ordinary shares via financial instruments), representing 2.74% of the share capital and voting rights in PT;

•                                         Barclays Wealth Managers Portugal — SGFIM S.A.: 265,510 ordinary shares representing 0.03% of the share capital and voting rights in PT.

This statement is pursuant to the terms and for the purposes of paragraph c) of article 1 and number 2 of article 2 of the CMVM Regulation no. 5/2008, following a communication received from Barclays Plc, with head office at 1 Churchill Place, London E14 5HP, United Kingdom.

Portugal Telecom, SGPS, SA	Public company	Portugal Telecom is listed on the	Nuno Vieira
Avenida Fontes Pereira de Melo, 40	Share capital Euro 26,895,375	Euronext and New York Stock	Investor Relations Director
1069-300 Lisbon	Registered in the Commercial	Exchange. Information may be	nuno.t.vieira@telecom.pt
Portugal	Registry Office of Lisbon	accessed on the Reuters under the	Tel.: +351 21 500 1701
	and Corporation no. 503 215 058	symbols PTC.LS and PT and on	Fax: +351 21 500 0800
Bloomberg under the symbol PTC PL.

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.